June 20, 2005



Mr. Jack W. Milligan
Chief Financial Officer and Director
Nevada Geothermal Power Inc.
409 Granville Street #900
Vancouver, British Columbia, Canada V6C 1T2


	Re:	Nevada Geothermal Power Inc.
		Form 20-F for the Fiscal Year Ended June 30, 2004
Filed January 14, 2005
      File No. 000-49917


Dear Mr. Milligan :

      We have reviewed your Form 20-F for the fiscal year ended
June
30, 2004 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended June 30, 2004

Business Overview

Trends

1. Provide objective support for the statements attributed to Senator
Reid or delete those statements.

Note 13 - Material Differences Between Canadian and United States
Generally Accepted Accounting Principles (GAAP)

2. In reconciling your 2004 Canadian GAAP loss to the comparable measure under US GAAP, you identify the charge "Shares issued for non-cash" in the amount of 1,000,774. You indicate that the charge relates to the difference between the "disbursed cost" assigned to certain properties acquired and the fair value of shares issued in conjunction with your acquisition of a 10% interest in the Blue Mountain Power Company Inc.

Please expand your disclosure to address the following points:

* explain the relationship between the property and investment
* show how the $704,226 decrease in deficit referenced in point
(iii)
relates to the $2,642,067 and $1,000,774 adjustments made in reconciling your shareholders` equity and 2004 loss, from Canadian GAAP to US GAAP
* specify whether the entities involved were under common control

It should be clear from your disclosure how your accounting under Canadian GAAP compares with that required under US GAAP; describe the effects of recording the transaction on your balance sheet, statement of loss, and cash flows under both of these bodies of accounting principles. Please also identify the specific US and Canadian accounting literature utilized.

Engineering Comments

General

3. The words "development" and "production" have very specific meanings under Industry Guide 7(a) (4), (see www.sec.gov /divisions
/corpfin /forms /industry.htm #secguide7). The terms reference the
"development stage" when companies are engaged in preparing reserves for production, and "production stage" when companies are engaged in commercial-scale, profit-oriented extraction of minerals. If the company does not disclose any "reserves," as defined by Guide 7, please remove the terms "develop," "development" or "production" throughout the document, and replace this terminology, as needed, with the terms "explore" or "exploration." This includes the using of the terms in the Financial Statement head notes and footnotes see
Instruction 1 to paragraph (a), Industry Guide 7.




Pumpernickel Geothermal Project

Black Warrior Project

Protal/Gobi Claims

4. Expand your discussion to disclose:

* Whether the claims or leases are on private, state, or federal lands.
* The nature of the company`s ownership or interests in all the properties, leases, or claims.
* Any other underlying agreements or interests in all the properties, leases or claims.
* The conditions that must be met to keep these leases or claims.
* In a table, the total area of the private, state or federal lands, leases, or claims, either in hectares or acres.

Revise to fully discuss the material terms of the lands, leases, or mineral rights securing agreements. Refer to paragraph (b) (2) of Industry Guide 7.

Closing Comments

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Mark A. Wojciechowski at (202) 551-3759, or in his absence, Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at
(202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

								Sincerely,



								H. Roger Schwall
								Assistant Director

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Mr. Jack W. Milligan
Nevada Geothermal Power Inc.
June 17, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 04-05